SilverCrest Reports Las Chispas Drill Results; Discovers Unmined High Grade Vein, Multiple Intercepts of +1,000 gpt AgEq*

TSX-V: SIL

VANCOUVER, May 11, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce Phase II drill results within the Las Chispas Property ("Property") located in Sonora, Mexico. As part of the Company's ongoing Phase II exploration program, systematic grid drilling the Las Chispas Main Vein ("Main Vein"), comprised of infilling and expanding previous Phase I successful results, is ongoing. Drill results indicate a newly discovered unmined high grade vein immediately adjacent to the Las Chispas Main Vein and historic workings (see attached Figures). The new vein, named "Giovanni", and the Las Chispas Main Vein are two of 19 epithermal veins that have been defined on the Property to date. Four drills are currently working at the Las Chispas, William Tell, Varela and Babicanora veins with further results anticipated over the next few months.

N. Eric Fier, CPG, P.Eng, President & CEO remarked, "The discovery of a sub-parallel unmined high grade vein adjacent to the Las Chispas historic underground workings is exciting, as we systematically drill several veins on the Property for mineralization expansion and future resource estimation. The Giovanni Vein appears to be continuous over a strike length of 400 to 500 metres, 150 to 200 metres in height, and has an average drilled true thickness of 2.0 metres. The new vein is easily accessible via the historic Las Chispas main haulage level (600 level). Closely spaced underground drilling is currently being set up to further test the Main and Giovanni veins. As we drill our known targets, we expect to continue to intercept other "Unnamed" high grade veins (see table below)".

The most significant result for this release is an intercept in Hole LC17-37 of 2.3 metres grading 3.57 grams per tonne ("gpt") gold and 577.8 gpt silver, or 845 gpt silver equivalent ("AgEq"; based on a ratio of 75 (Ag):1 (Au) and 100% metallurgical recovery) including 0.5 metres grading 1,199 gpt AgEq. Also noteworthy is a 2.1 metre intercept grading 3.40 gpt gold and 329.7 gpt silver, or 585 gpt AgEq in Hole LC17-35. The following table summarizes the most significant drill assay results above a cutoff grade of 150 gpt AgEq (uncut, undiluted) in the Las Chispas Main and Giovanni Veins with intercepts of unnamed veins near these targets;

ALL NEW VEIN INTERCEPTS

Hole No.	From (m)	To (m)	Est. True Thickness (m)**	Au gpt	Ag gpt	AgEq* gpt	Vein
LC16-20	131.0	132.0	1.0	0.05	306.0	309	Giovanni
LC16-21	131.5	133.0	1.5	2.08	0.2	156	Unnamed
LC16-22	198.0	200.2	2.2	1.29	162.6	259	Las Chispas Main
LC16-26	11.7	12.7	1.0	5.65	316.0	739	Unnamed
LC17-29	299.6	301.9	2.3	0.70	125.1	177	Giovanni
LC17-34	115.6	116.0	0.4	3.54	555.0	820	Unnamed
	155.2	157.3	2.1	1.76	215.5	347	Giovanni
	203.5	203.9	0.4	0.89	147.0	213	Las Chispas Main
	214.0	214.9	0.9	1.03	151.0	228	Unnamed
LC17-35	106.5	108.6	2.1	3.40	329.7	585	Giovanni
Includes	107.4	108.0	0.6	10.85	890.0	1,703	Giovanni
	134.0	134.5	0.5	7.50	1,095.0	1,657	Giovanni
LC17-36	57.7	58.5	0.8	0.96	182.0	254	Las Chispas Main
LC17-37	176.4	177.6	1.2	1.60	203.0	323	Unnamed
	205.3	207.6	2.3	3.57	577.8	845	Giovanni
Includes	205.3	205.8	0.5	5.13	815.0	1,199	Giovanni
LC17-38	146.5	147.4	0.9	4.42	563.7	895	Giovanni
Includes	146.9	147.4	0.5	7.82	1,002.0	1,586	Giovanni

Note: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.

GIOVANNI VEIN INTERCEPTS ONLY (COMPOSITED)

Hole No.**	From (m)	To (m)	Est. True Thickness (m)	Au gpt	Ag gpt	AgEq* gpt
LC16-05	167	172	4.6	4.56	621.5	963
LC16-06	66	67	0.7	14.90	1,815.0	2,932
LC16-07	144	145	0.7	1.73	164.0	293
LC16-08	171	182	7.2	2.41	311.5	492
LC16-11	108	110	1.6	1.32	152.6	251
LC16-17	81	82	1.0	2.27	306.0	476
LC16-18	80	81	1.0	1.55	706.0	822
LC16-19	167	168	1.1	1.07	143.0	223
LC16-20	131	132	1.0	0.05	306.0	309
LC17-29	299.6	301.9	2.3	0.70	125.1	177
LC17-34	155.2	157.3	2.1	1.76	215.5	347
LC17-35	106.5	108.6	2.1	3.40	329.7	585
LC17-35	134	134.5	0.5	7.50	1,095.0	1,657
LC17-37	205.3	207.6	2.3	3.57	577.8	845
LC17-38	146.5	147.4	0.9	4.42	563.7	895
Wt. Ave.			2.0	2.94	413.2	633

Note: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.
**Includes drill results reported on August 2, 2016 and September 14, 2016 that the Company previously assumed were intercepts for the Las Chispas Main Vein.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC.

Las Chispas holes LC16-23, 24, 27, 28, and LC17-31 and 32 had intercepts below cutoff grade of 150 gpt AgEq in either the Main, Giovanni or Espiritu Santo Veins. Holes LC16-25, LC17-30 and LC17-33 were drilled at the William Tell Vein. Hole LC17-40 was drilled at Varela Veins which will all be reported in due course. Eight holes intercepted underground workings with open space from 1 to 10 metres in the Las Chispas Main Vein. Further drilling on all reported veins will be completed and reported as information is compiled.

All drill holes have intercepted epithermal quartz veining, stockwork veinlets, and/or breccia. The Giovanni Vein is a quartz-argentite stockwork zone up to seven metres wide. The Giovanni Vein dips from 70 degrees west to vertical with an estimated North-South strike cross-cutting and sub-parallel to the Las Chispas Main Vein (see Figures). Phase II detailed exploration work on the Las Chispas Main Vein is ongoing. A result of this detailed work is the discovery of the Giovanni Vein, which resulted in changing some previously reported drill intercepts from the Las Chispas Main Vein to the Giovanni Vein.

The majority of the Company's exploration work to date at the Property has been on the Las Chispas Main and Giovanni Veins. More detailed work is ongoing to further expand and define mineralization to the southeast along trend and define resources for future estimation. Closely spaced infill drilling will be completed from several underground stations along the Las Chispas 600 level main access. The drill results will further increase our confidence for potential resources and bulk sample planning.

To date, the Company has completed approximately 85% percent of the planned Las Chispas Phase II exploration program with 38 core holes having been drilled, totalling about 8,500 metres. Twenty four holes (24) have been drilled in the Las Chispas and William Tell veins for expansion and future resource delineation, with twelve (12) drilled in the Babicanora Vein and drilled two (2) holes, one each of the Espiritu Santo and Varela veins. Based on positive Phase I and Phase II drilling results to date, the Company's operations have expanded to a total of four drills; three for surface drilling and one for underground drilling.

Corporate Update

In late March, Compania Minera La Llamarada, S.A. de C.V. ("La Llamarada"), the Company's Mexico subsidiary, filed a lawsuit in Mexico against Impulsora Minera Santacruz Silver, S.A. de C.V. ("IMSS"), a subsidiary of Santacruz Silver Mining Ltd. The suit requires that IMSS honors an agreement between the two Mexican subsidiaries whereby IMSS agreed to sell the El Gachi mining concessions located in Sonora, Mexico to La Llamarada.

In early May, the Company's Mexico subsidiary purchased a 2,500 hectare ranch which covers approximately 40% of the surface rights over the Las Chispas mining concessions. The remaining surface rights over the Las Chispas mining concessions are held by the Company's Mexico subsidiary under previously negotiated 20 year lease agreements.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and President and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company is led by a proven management team in all aspects of the precious metal mining sector, including the pioneering of a responsible "phased approach" business model taking projects through discovery, finance, on time and on budget construction, and production with subsequent increased value to shareholders.

FORWARD-LOOKING STATEMENTS
This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including initial extraction program for bulk sample testing and preparation of an initial resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at the Las Chispas Property; and the Company's claim regarding the El Gachi property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; effects of regulation by governmental agencies; and the outcome of the claim regarding the El Gachi property. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

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For further information: SilverCrest Metals Inc.: Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

CO: SilverCrest Metals Inc.

CNW 09:05e 11-MAY-17